UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-56642

ANGEL STUDIOS LEGACY, INC.

(Exact name of registrant as specified in its charter)

295 W Center St.
Provo, UT 84601

(760) 933-8437

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, $0.001 par value

Class B common stock, $0.001 par value

Class C common stock, $0.001 par value

Class F common stock, $0.001 par value

 (Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

*	On September 9, 2025, pursuant to the Agreement and Plan of Merger, dated as of September 11, 2024, by and among Angel Studios, Inc., a Delaware Corporation (f/k/a Southport Acquisition Corporation), Sigma Merger Sub, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) and Angel Studios Legacy, Inc. (f/k/a Angel Studios, Inc.), a Delaware corporation (“Angel Legacy”), a business combination between Merger Sub and Angel Legacy was effected through the merger of Merger Sub with and into Angel Legacy, with Angel Legacy surviving as the surviving company and as a wholly owned subsidiary of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Angel Legacy has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: September 10, 2025	Angel Legacy

	By:	/s/ Scott Klossner
	Name:	Scott Klossner
	Title:	Chief Financial Officer